MESIROW FINANCIAL, INC.
(SEC I.D. No. 8-28816)
_____

Statement of Financial Condition
As of March 31, 2026
and Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under
the Securities Exchange Act of 1934 as a Public Document

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28816

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __04/01/2025__ AND ENDING __03/31/2026__
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Mesirow Financial, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

353 North Clark Street

(No. and Street)

Chicago	IL	60654
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christopher D. Farr   312-595-6895

(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP

(Name – if individual, state last, first, and middle name)

111 South Wacker Drive	Chicago	IL	60606-4301
(Address)	(City)	(State)	(Zip Code)
10/20/2003		34	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jesse Keig _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Mesirow Financial, Inc. _____, as of 3/31 _____, 2 6 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____

Chief Financial Officer

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Deloitte & Touche LLP
111 S Wacker Dr STE 1800,
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Mesirow Financial, Inc.
Chicago, Illinois

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Mesirow Financial, Inc. (the "Company") as of March 31, 2026, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte : Touche LLP

May 21, 2026

We have served as the Company's auditor since 2001.

MESIROW FINANCIAL, INC.
Statement of Financial Condition
As of March 31, 2026

Assets

Cash	$	1,516,000
Receivables from:		
Brokers, dealers and clearing organizations		1,543,000
Other		5,615,000
Deposits with clearing organizations and others		5,581,000
Securities owned, at fair value		854,702,000
Other assets		6,001,000
Total assets	$	874,958,000

Liabilities and Stockholders' Equity

Liabilities:

Payables to:		
Brokers, dealers and clearing organizations	$	364,852,000
Other		1,539,000
Deferred income		1,288,000
Securities sold, not yet purchased, at fair value		387,751,000
Accounts payable and accrued expenses		39,109,000
Total liabilities		794,539,000

Stockholders' equity:

Common stock, 1,000 Class A voting common shares authorized and 1,000 Class B non-voting common shares authorized each $1.00 par value; 500 Class A voting shares issued and outstanding		500
Additional paid-in capital		62,426,500
Retained earnings		17,992,000
Total stockholders' equity		80,419,000
Total liabilities and stockholders' equity	$	874,958,000

The accompanying notes are an integral part of the Statement of Financial Condition

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies that have been followed in preparing the accompanying financial statements is set forth below.

Nature of Business

Mesirow Financial, Inc. (the "Company") is a registered securities broker-dealer principally engaged in securities sales and trading, investment banking, retail brokerage and other related financial services. The Company provides services to closely held and mid-sized public and private businesses, as well as select institutions and individuals. The Company clears its institutional sales and trading activity on a fully-disclosed basis with Pershing LLC ("Pershing"). The Company clears its retail brokerage business on a fully disclosed basis through National Financial Services, LLC ("NFS"). The Company clears its futures and options trading activity through RJ O'Brien & Associates LLC ("RJ O'Brien").

The Company has an agreement with Pershing to carry the proprietary accounts of the Company's Institutional Sales and Trading business and the cash and margin accounts of certain Company customers introduced by the Company to Pershing, and to clear certain transactions on a fully disclosed basis for such accounts. As part of this agreement, Pershing also provides the processing and servicing for certain Company customer accounts opened on the Pershing platform, communication and content services, access to account and financial information, and securities trading and other incidental or related technology services.

The Company is 80% owned by Mesirow Financial Holdings, Inc. ("MFH" or "Parent") and 20% owned by Mesirow Financial Services, Inc. ("MFS"), a wholly-owned subsidiary of MFH.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to the valuation of securities owned and securities sold, not yet purchased. Actual results could differ from those estimates.

Segments

Management has determined that the Company operates in three reportable segments: Capital Markets, Investment Banking and Other. The Company's reportable segments offer different products and services and are managed separately as different levels and types of expertise are required to effectively manage the segments' transactions. Each segment is reviewed to determine the allocation of resources and to assess its performance. The Company's Capital Markets segment is made up of the following operating segments: Institutional Sales & Trading, Public Finance and Credit Tenant Lease Finance & Structured Debt Products. Given the similarities in economic characteristics between the operations and the common nature of the products and services, and regulatory environment of these operating segments, the Company evaluates these as one reportable segment. The Company's Investment Banking segment provides merger and acquisition advisory and financing services, particularly in the middle-market. The Company's Other segment, consisting of less than 10% of total revenue, is primarily made up of brokerage services.

Securities Transactions

Proprietary transactions are reflected in the Statement of Financial Condition on a trade date basis.

Securities owned and Securities sold, not yet purchased are carried at fair value. Fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations or prices for equivalent instruments. Commissions and trading gains and losses and related expenses are recognized on a trade date basis.

Receivables from / Payables to Brokers, Dealers and Clearing Organizations

Receivables from brokers, dealers and clearing organizations primarily include amounts due from RJ O'Brien related to futures and option trading activity. Payables to brokers, dealers and clearing organizations primarily consist of the Company's payable to Pershing, which includes the Company's margin borrowings collateralized by securities owned. Due to their short-term nature, the amounts recorded approximate fair value.

Income Taxes

The Company is a member of a consolidated group for federal and state income tax purposes. A tax-sharing arrangement between the Company and MFH provides for federal and state income taxes to be determined on a separate company basis. The Company uses the separate return method with modification for purposes of assessing the need for a valuation allowance. The Company's net deferred income tax asset, which relates primarily to deferred compensation, is recorded in Other assets in the Statement of Financial Condition.

Fair Value Measurements

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurement*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own judgments about the assumptions that market participants would use in pricing the asset or liability.

The following outlines the valuation methodologies for the Company's significant categories of assets and liabilities:

Equities: Equity securities are generally valued based on quoted prices from an exchange. To the extent these securities are actively traded, they are classified as Level 1 in the fair value hierarchy, otherwise they are classified as Level 2 or 3. In instances when quoted prices are not available, fair values are generally derived using bid/ask spreads and these securities are generally categorized as Level 2.

U.S. government and agency securities: U.S. treasury securities are valued using market prices obtained from actual market makers and inter-dealer brokers and are generally classified as Level 1 in the fair value hierarchy. The fair value of agency issued debt securities is derived using market prices and recent trade activity gathered from independent dealer pricing services or brokers and are generally classified as Level 2 in the fair value hierarchy.

Corporate bonds: Corporate bonds are valued based on either the most recent observable trade and/or external broker quotes, depending on availability. Corporate bonds are generally classified as Level 2 or Level 3 in the fair value hierarchy. In instances where significant inputs are unobservable, they are categorized as Level 3 in the fair value hierarchy.

Municipal bonds: The fair value of municipal bonds is derived using recent trade activity, market price quotations and new issuance activity. In the absence of this information, fair value is calculated using

comparable bond credit spreads. Current interest rates, credit events, and individual bond characteristics such as coupon, call features, maturity, and revenue purpose are considered in the valuation process. These bonds are generally classified as Level 2 in the fair value hierarchy.

Mortgage and asset-backed securities: Mortgage and asset-backed securities are valued based on observable price or credit spreads for the particular security. When price or credit spreads are not observable, the valuation is based on prices of comparable bonds or the present value of expected future cash flows. When estimating the fair value based upon the present value of expected future cash flows, the Company uses its best estimate of the key assumptions, including forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with the risks involved, while also taking into account performance of the underlying collateral. Mortgage and asset-backed securities are classified as Level 3 in the fair value hierarchy if external prices or credit spreads are unobservable or if comparable trades/assets involve significant subjectivity related to property type differences, cash flows, performance and other inputs; otherwise, they are classified as Level 2 in the fair value hierarchy.

Derivative Instruments: To Be Announced mortgage-backed securities ("TBAs") are generally valued using market prices obtained from actual market makers and inter-dealer brokers. TBAs are treated as derivative instruments and generally classified as Level 2 in the fair value hierarchy.

Revenue Recognition

Commissions include commissions on trades, as well as sales credits.

Commissions are recorded on trade date and are generally related to transactions when the Company buys and sells securities on behalf of its customers. After a customer enters into a buy or sell transaction, the Company will charge a commission. Commissions also include sales credits from mark-ups on fixed income trades with institutional customers. The Company believes that the performance obligation is satisfied on the trade date, which is when the customer receives the benefit and the pricing is agreed upon. Commissions are collected upon settlement of the trades.

Consulting and advisory fees primarily include Investment Banking advisory services, Credit Tenant Lease financing services, and revenue from administering trusts.

The Company provides Investment Banking advisory services to private and public companies on financial objectives such as mergers and acquisitions, divestitures, and restructuring. Revenues are obtained through success fees, which are contingent on the closing of a deal, and retainer fees, which are received in advance. Success fees are recognized and collected at a point in time, specifically on the closing of a deal. Retainer fees are received in advance of services and are recorded as unearned income (a contract liability) in Deferred income in the Statement of Financial Condition. Retainer fees are subsequently recognized over the time the service is rendered. As of March 31, 2026, there was $477,000 in Deferred income in the Statement of Financial Condition related to retainers.

The Company provides high leverage, credit-backed financing services to customers. Financing for these services is structured predominantly as a debt with repayment backed by future cash flows. The Company primarily acts as a placement agent or dealer. Fees are earned and collected at a point in time contingent on deal closing which is when the performance obligation is satisfied. In some instances, a good faith deposit is given to the Company for the service rendered. The good faith deposit is recorded as a payable (a contract liability) in Payables to other in the Statement of Financial Condition. The deposit is subsequently derecognized, and a success fee is recognized upon the deal closing, as the Company has earned the revenue and the benefit has been transferred to the customer. Good faith deposits are typically held for 12 months or less. As of March 31, 2026, there was $1,539,000 in Payables to other relating to good faith deposits in the Statement of Financial Condition.

The Company administers various trusts on behalf of its customers related to tender option bonds. The consideration is variable as the amount may vary based on the aggregate principal amount of the trust, and as such a portion of the revenue may be constrained. Revenue is recognized over the time the service is rendered and collected on a monthly basis.

Underwriting fees include fees earned for underwriting securities. The Company underwrites securities for public and private issuers including governmental entities, which raise funds through a sale of securities. Revenue is recognized and collected at a point in time, upon the completion of the offering. At the time the offering is completed, the performance obligation has been satisfied and the Company recognizes the revenue on the trade date when the Company purchases its contracted portion of

securities from the issuer. The Company believes there are no significant actions subsequent to this date and the issuer has obtained control and benefit of the offering on the trade date.

Other revenues include security processing revenue, and Investment Banking reimbursable transaction related expenses.

The Company provides security processing services to MFH and its subsidiaries. These services primarily consist of processing securities transactions, coordinating settlements and cash movements, and providing ongoing operational and administrative support. These services are accounted for as a single performance obligation satisfied over time as MFH and its subsidiaries receive and consume the benefits of the services as they are performed. Revenues are recognized over the time the services are rendered. Security processing revenue is collected on a monthly basis.

In relation to the Company's Investment Banking advisory services, transaction related expenses are deferred and recognized in the same period as the related Investment Banking revenue. To the extent transaction related expenses are reimbursable, the revenues are recognized and collected at a point in time upon either the successful closing or termination of a deal.

New Accounting Pronouncements

Adopted

In December 2023, the FASB issued ASU 2023-09: *Improvements to Income Tax Disclosures (Topic 740),* which requires additional disclosures primarily related to the income tax rate reconciliation and income taxes paid. The amendments in this update are effective for fiscal years beginning after December 15, 2024. The Company adopted the guidance prospectively and has expanded the income tax disclosures in Note 10 *Income Taxes* for the year ended March 31, 2026.

NOTE 2 - FAIR VALUE OF FINANCIAL INSTRUMENTS

At March 31, 2026, the Company's assets and liabilities measured at fair value consist of the following:

	Level 1	Level 2	Level 3	Total
Assets:				
Equities	$ 3,076,000	$ -	$ -	$ 3,076,000
Obligations of U.S. government and federal agencies	42,171,000	333,126,000	-	375,297,000
Corporate bonds	-	360,414,000	-	360,414,000
Municipal bonds	-	103,054,000	-	103,054,000
Collateralized mortgage obligations & Asset backed securities	-	3,864,000	7,359,000	11,223,000
Derivative asset	-	1,638,000	-	1,638,000
Securities owned	$ 45,247,000	$ 802,096,000	$ 7,359,000	$ 854,702,000
Liabilities:				
Equities	$ 910,000	$ -	$ -	$ 910,000
Obligations of U.S. government and federal agencies	243,559,000	24,758,000	-	268,317,000
Corporate bonds	-	118,524,000	-	118,524,000
Securities sold, not yet purchased	$ 244,469,000	$ 143,282,000	$ -	$ 387,751,000

The following table provides a reconciliation of changes in Level 3 assets for the year ended March 31, 2026:

	Corporate bonds	Mortgage and asset-backed securities
Balance April 1, 2025	$ 1,000	$ 5,642,000
Net realized and unrealized losses	(1,000)	(92,000)
Purchases	-	1,990,000
Settlements	-	(181,000)
Balance March 31, 2026	$ -	$ 7,359,000

There were no transfers between levels for the year ended March 31, 2026. The valuation approach for Level 3 assets is primarily discounted cash flows, with significant unobservable inputs including the discount rate and liquidity premium, which can range from 6% to over 16%.

The fair value of all other financial instruments reflected in the Statement of Financial Condition (consisting primarily of Receivables from and Payables to brokers, dealers, and clearing organizations) approximates the carrying value due to the short-term nature of the financial instruments and repricing policies followed by the Company.

NOTE 3 - CLEARING AGREEMENTS

Outstanding margin as of March 31, 2026 is collateralized by securities owned of $854,702,000 and bears interest equal to overnight bank funding rate plus 61 basis points. As of March 31, 2026, the overnight bank funding rate was 3.64%, and the total interest rate was 4.25%.

NOTE 4 - RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

At March 31, 2026, Receivables from and Payables to brokers, dealers and clearing organizations include:

Receivable from RJ O'Brien	$ 1,416,000
Receivable from NFS	126,000
Other	1,000
Total Receivables	$ 1,543,000
Payable to Pershing	$ 364,770,000
Other	82,000
Total Payables	$ 364,852,000

NOTE 5 - CONTINGENCIES

In the normal course of business activities, the Company has been named as a defendant in various legal actions, including actions against underwriting groups of which the Company was a syndicate member. In view of the inherent difficulty of predicting the outcome of litigation and other claims, the Company cannot state with certainty the outcome of pending litigation or other claims. In the opinion of management, based on consultation with legal counsel, it is not probable these actions will result in any material adverse effect on the financial statements of the Company.

In the normal course of business activities, the Company is subject to regulatory examinations or other inquiries. These matters could result in censures, fines or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's Statement of Financial Condition. However, the Company is unable to predict the outcome of these matters.

In accordance with the Company's fully disclosed clearing agreements with Pershing and NFS, the Company is required to guarantee the performance of its customers in meeting contracted obligations. The Company seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company has not recorded any contingent liabilities on the financial statements as any potential future obligations are not quantifiable.

NOTE 6 – LEASES

The Company's non-cancelable operating leases expire at various dates through fiscal year 2030. The approximate future lease payments are as follows:

Fiscal Year Ending		
2027	$	317,000
2028		183,000
2029		95,000
2030		-
2031		-
Total Lease Payments	$	595,000
Less: Interest		41,000
Lease Liabilities	$	554,000

The Company determines if an arrangement is an operating lease at inception. The Company does not record leases with a lease term of 12 months or less in the Statement of Financial Condition. As of March 31, 2026, the Company does not have any short-term leases. All other operating leases are recorded in the Statement of Financial Condition with operating lease right of use assets ("ROU assets") representing the right to use the underlying asset for the lease term, and lease liabilities representing the obligation to make lease payments arising from the lease. Operating lease ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term.

As of March 31, 2026, the weighted average remaining lease term was 2.0 years, and the weighted average discount rate was 6.11%. The Company's incremental borrowing rate is used to discount the lease payments based on information available at the lease commencement or remeasurement date. As of March 31, 2026, the ROU asset was $535,000 within Other assets in the Statement of Financial Condition. As of March 31, 2026, the lease liability was $554,000 within Accounts payable and accrued expenses in the Statement of Financial Condition.

In addition to rent payments, operating leases for office space generally contain payments for real estate taxes, insurance costs, common area maintenance, and utilities that are not fixed. The Company accounts for these costs as variable payments and does not include those payments in the lease component.

NOTE 7 - EMPLOYEE BENEFIT PLANS

The Company participates in a 401(k) savings plan of an affiliate (the "Plan") which covers all eligible employees, as defined in the Plan. Contributions to the Plan by employees are voluntary and will be matched by the Company at a rate of fifty percent of the first eight percent of compensation up to a maximum of $5,000.

NOTE 8 - SEGMENTS

The Company's principal operating activities are included in its Capital Markets, Investment Banking and Other business segments as described in Note 1. Revenues and expenses are attributed to the three segments based on which segment services the client. The Company's chief operating decision maker ("CODM") is the Chief Executive Officer.

The accounting policies of the segments are the same as those described in Note 1. Expenses not directly associated with specific segments are allocated based on the most applicable measures which include headcount, square footage and other factors.

The CODM evaluates the performance of the segments to allocate resources, including employees and capital, to the segments during the annual budgeting process.

Segment assets and liabilities are not regularly utilized for management decision purposes. All transactions between reportable segments are eliminated in consolidation.

NOTE 9 - RELATED PARTY TRANSACTIONS

The Company pays MFH for management services in accordance with formal agreements.

The Company uses office facilities that are leased by MFH and furniture, equipment and leasehold improvements owned by MFH.

As of March 31, 2026, Accounts payable and accrued expenses include a payable to MFH of $5,081,000, primarily related to the intercompany transactions described above. In addition, as of March 31, 2026, Other assets include a receivable from MFH of $512,000 primarily relating to tax balances.

From time to time, the Company pays dividends to its stockholders. Such dividends may require regulatory approval and may be limited by the Company's net capital at the time of the dividend. The Company did not pay any dividends during the year ended March 31, 2026. The Company received a total of $25,000,000 in capital contributions from MFH and MFS during the year ended March 31, 2026.

NOTE 10 - INCOME TAXES

The following table reconciles the U.S. federal tax rate to the Company's effective tax rate:

Deferred income taxes are attributable to temporary differences relating primarily to deferred compensation.

The net deferred tax asset from continuing operations included in Other assets in the Statement of Financial Condition at March 31, 2026 was $3,381,000 comprised of $4,290,000 of deferred tax assets partially offset by $582,500 of deferred tax liabilities.

A valuation allowance has been recorded to reduce the carrying amounts of deferred tax assets of $326,000.

FASB ASC 740, *Income Taxes*, defines the threshold for recognizing the benefits of tax-return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized. The Company's open tax years for federal income tax purposes are fiscal 2023 through 2025. The Company's open tax years for state income tax purposes are fiscal 2023 through 2025.

As of March 31, 2026, the Company had no unrecognized tax benefits. Accordingly, there are no unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate in future years.

For the year ended March 31, 2026, the Company made no payments to the Parent.

NOTE 11 – DERIVATIVE AND OTHER FINANCIAL INSTRUMENTS WITH MARKET RISKS

The Company enters into various transactions involving off-balance sheet financial instruments in the normal course of business which primarily include TBAs and securities purchased and sold on a when-issued basis.

Derivative financial instruments involve varying degrees of market risk whereby changes in the fair values of underlying financial instruments may result in changes in the fair value of the financial instruments in excess of the amounts reflected in the Statement of Financial Condition.

The Company enters into TBA transactions to manage the Company's exposure to risk resulting from trading activities. The Company monitors its exposure to market risk through a variety of control procedures, including daily review of trading positions. In accordance with *ASC 815 Derivatives and Hedging*, the fair value of the TBAs is recorded at a Level 2 fair value in the Statement of Financial Condition.

The table below sets forth the fair value and notional amounts of open TBA contracts and when-issued securities as of March 31, 2026:

	Gross Assets at Fair Value	Gross Liabilities at Fair Value	Contract/Notional	Unrealized Gain / (Loss)
Forward settling mortgage backed securities - long	$ 102,319,000	$ -	$ 102,493,000	$ (174,000)
Forward settling mortgage backed securities - short	-	227,895,000	229,707,000	1,812,000
Total	$ 102,319,000	$ 227,895,000	$ 332,200,000	$ 1,638,000

The Company may hedge a portion of its fixed income trading inventories with options and exchange traded financial futures contracts. The contractual amount of these instruments reflects the extent of the Company's involvement in the related financial instrument and does not represent the risk of loss due to counterparty nonperformance. Net unrealized gains on open futures contracts of $521,000 are included within Receivables from brokers, dealers and clearing organizations on the Statement of Financial Condition.

NOTE 12 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

Securities sold, not yet purchased represent obligations of the Company to deliver specified securities at the contracted price, and thereby create a liability to purchase the securities in the market at prevailing prices. These transactions may result in off-balance sheet risk as the Company's ultimate liability to satisfy its obligation for Securities sold, not yet purchased may exceed the amount recognized in the Statement of Financial Condition.

To minimize the potential impact of counterparty nonperformance and market exposure in connection with its transactions in financial instruments, the Company monitors the credit standing of each counterparty with whom it does business. It also marks to fair value all customer and proprietary positions on a daily basis and monitors margin collateral levels for compliance with regulatory and internal guidelines, requesting and obtaining additional cash margin or other collateral when deemed appropriate.

Under the terms of the Company's agreements with its clearing agents, the Company has agreed to indemnify the independent licensed brokers for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company monitors its customer activity by reviewing

information it receives from its clearing agents and seeks to control the aforementioned risk by requiring representatives to compensate the Company for nonperformance by its customer.

NOTE 13 - REGULATORY REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the SEC Uniform Net Capital Rule. Under this rule, the Company has elected to operate under the "alternative method", whereby the Company is required to maintain "net capital" of $250,000 or two percent of "aggregate debit items", whichever is greater, as these terms are defined. At March 31, 2026, the Company has net capital and a net capital requirement of approximately $18,471,000 and $250,000, respectively.

The Company claims an exemption from Rule 15c3-3 of the SEC related to customer reserve requirements under 15c3-3(k)(2)(ii) and Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, as the Company's activities are limited to those set forth in the conditions for exemption.

NOTE 14 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued and has determined that there were no other material events that would require adjustment to or disclosure herein.